UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2022

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

January 26, 2022
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS RECORD FOURTH QUARTER 2021 RESULTS
•Generated outstanding 2021 financial results of net income attributable to Methanex shareholders of $482 million and Adjusted EBITDA of $1,108 million.
•Robust methanol prices coupled with strong production leading to records for both net income attributable to Methanex shareholders of $201 million and Adjusted EBITDA of $340 million in the fourth quarter.
•Higher production in Chile, New Zealand and record production in Geismar led to a 31% increase in production in the fourth quarter compared to the third quarter.
•Construction of the Geismar 3 project progressing to plan and is well-positioned to be completed on-time and on budget by late 2023/early 2024.
•In the fourth quarter returned $68 million to shareholders through our share repurchase program and dividend.
•Received all regulatory approvals for the strategic shipping partnership with Mitsui O.S.K. Lines, Ltd. and expect to receive proceeds of approximately $145 million in the first quarter of 2022.
VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2021, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $201 million ($2.51 net income per common share on a diluted basis) compared to net income of $71 million ($0.93 net income per common share on a diluted basis) in the third quarter of 2021. The increase in net income is primarily due to the higher average realized price and higher sales of Methanex-produced methanol. Adjusted EBITDA for the fourth quarter of 2021 was $340 million, and Adjusted net income was $185 million ($2.43 Adjusted net income per common share). This compares with Adjusted EBITDA of $264 million and Adjusted net income of $99 million ($1.29 Adjusted net income per common share) for the third quarter of 2021.
In the fourth quarter, strong market conditions supported high methanol prices while cost pressures from higher natural gas and coal prices led to restrictions in methanol industry production. We increased our average realized price to $445 per tonne in the fourth quarter, a 14% or $55 per tonne increase compared to $390 per tonne in the third quarter.
For the year ended December 31, 2021, Methanex reported significantly higher net income attributable to Methanex shareholders of $482 million ($6.13 net income per common shares on a diluted basis), Adjusted EBITDA of $1,108 million and an Adjusted net income of $460 million ($6.03 Adjusted net income per common share). This compares with a net loss attributable to Methanex shareholders of $157 million ($2.06 net loss per common share on a diluted basis), Adjusted EBITDA of $346 million and an Adjusted net loss of $123 million ($1.62 Adjusted net loss per common share) for the year ended December 31, 2020.
We ended the quarter with $932 million in cash and returned $68 million to shareholders through our regular dividend and share purchase program. We repurchased 1,435,193 common shares, of the approved 3,810,464, for approximately $63 million since the start of the normal course issuer bid on September 16, 2021.
John Floren, President & CEO of Methanex, said, “I am extremely proud of the record financial results we delivered in 2021 amid the continuing impact of COVID-19. In 2021, we took actions to strengthen our asset portfolio by restarting the construction of G3, restarting Chile IV and completing the G2 debottlenecking project. In the fourth quarter, the strong fundamentals of the methanol industry, coupled with our high levels of production and strong and consistent execution of our strategy enabled us to generate strong free cash flow and deliver one of the strongest operational and financial performances in our history." Mr. Floren continued, "Our capital allocation priorities remain the same. We are well positioned to maintain our business, pursue attractive growth opportunities and continue our long track record of returning excess cash to shareholders through a sustainable dividend and share buybacks."
METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2021. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2021 Management’s Discussion and Analysis ("MD&A") dated January 26, 2022 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2021, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2021 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,933	1,480	1,607	6,514	6,614
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,672	1,435	1,480	6,207	6,704
Purchased methanol	810	1,023	1,192	3,750	2,994
Commission sales	322	299	196	1,227	1,042
Total sales volume [1]	2,804	2,757	2,868	11,184	10,740

Methanex average non-discounted posted price ($ per tonne) [2]	579	476	334	492	297
Average realized price ($ per tonne) 3 4	445	390	282	393	247

Revenue	1,253	1,078	811	4,415	2,650
Adjusted revenue [4]	1,110	963	755	3,932	2,399
Net income (loss) (attributable to Methanex shareholders)	201	71	(27)	482	(157)
Adjusted net income (loss) [4]	185	99	12	460	(123)
Adjusted EBITDA [4]	340	264	136	1,108	346
Cash flows from operating activities	283	301	98	994	461

Basic net income (loss) per common share	2.66	0.93	(0.35)	6.34	(2.06)
Diluted net income (loss) per common share	2.51	0.93	(0.35)	6.13	(2.06)
Adjusted net income (loss) per common share [4]	2.43	1.29	0.15	6.03	(1.62)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	75	76	76	75	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted revenue, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 14 of the MD&A, available SEDAR at www.sedar.com, for a description of each non-GAAP measure.
METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income (loss), Adjusted revenue, and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Mark-to-market impact of share-based compensation	(19)	33	45	(23)	39
Depreciation and amortization	87	91	87	363	357
Finance costs	34	37	41	144	165
Finance income and other expenses	4	(2)	3	(1)	—
Income tax expense (recovery)	22	28	(10)	110	(62)
Earnings of associate adjustment	26	19	8	84	42
Non-controlling interests adjustment	(15)	(13)	(11)	(51)	(38)
Adjusted EBITDA (attributable to Methanex shareholders)	$340	$264	$136	$1,108	$346

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Mark-to-market impact of share-based compensation, net of tax	(16)	28	39	(22)	34
Adjusted net income (loss)	$185	$99	$12	$460	$(123)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$2.43	$1.29	$0.15	$6.03	$(1.62)

A reconciliation from revenue to Adjusted Revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Revenue	$1,253	$1,078	$811	$4,415	$2,650
Methanex share of Atlas revenue	(78)	(61)	(20)	(255)	(115)
Non-controlling interests' share of revenue	(65)	(54)	(36)	(228)	(136)
Adjusted Revenue	$1,110	$963	$755	$3,932	$2,399

▪We recorded net income attributable to Methanex shareholders of $201 million in the fourth quarter of 2021 compared to net income of $71 million in the third quarter of 2021. The increase in net income is primarily due to the higher average realized price and higher sales of Methanex-produced methanol. Our average discount percentage, the percentage difference between the Methanex average non-discounted posted price and the Methanex average realized price, was wider in the fourth quarter of 2021 than we have historically seen. Our Asia Pacific non-discounted posted price encompasses the whole Asia Pacific region, including China where there are different market fundamentals. This wider global discount percentage was mainly due to a sustained higher price in the Asia Pacific market ex-China compared to the China market. Starting in 2022, we have introduced a separate posted methanol price for China to better reflect the different market fundamentals in China compared to the other countries in the region.
▪We recorded Adjusted EBITDA of $340 million for the fourth quarter of 2021 compared to $264 million for the third quarter of 2021. We recorded Adjusted net income of $185 million for the fourth quarter of 2021 compared to Adjusted net income of $99 million for the third quarter of 2021. Adjusted EBITDA and Adjusted net income for the fourth quarter of 2021 are higher than the third quarter of 2021 primarily due to the increase in our average realized methanol price to $445 per tonne from $390 per tonne and a higher proportion of Methanex-produced methanol sales.
▪We sold 2,804,000 tonnes in the fourth quarter of 2021 compared to 2,757,000 tonnes for the third quarter of 2021. Sales of Methanex-produced methanol were 1,672,000 tonnes in the fourth quarter of 2021 compared to 1,435,000 tonnes in the third quarter of 2021.
METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 3

▪Production for the fourth quarter of 2021 was 1,933,000 tonnes compared to 1,480,000 tonnes for the third quarter of 2021. Production is higher for the fourth quarter of 2021 primarily due to the restart of our Chile IV facility, and higher operating rates in New Zealand and Geismar. The impact of higher production on sales of Methanex-produced methanol will carryforward to the first quarter, as it generally takes between 30 to 60 days for produced methanol to make its way through the supply chain to customers.
▪Construction on our highly advantaged Geismar 3 project is progressing to plan and is well-positioned to be completed on-time and on-budget by the end of 2023 or early 2024. All major equipment is now on site which reduces the risk of supply chain issues or inflation. Our capital cost estimate for the project is $1.25 to $1.35 billion and we have spent $508 million to the end of 2021. We expect approximately $750 to $850 million of remaining capital costs before capitalized interest.
▪On September 16, 2021 we commenced a normal course issuer bid to repurchase up to 3,810,464 common shares. To December 31, 2021, we repurchased 1,435,193 common shares under the bid for $63 million.
▪In the fourth quarter of 2021 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $9 million.
▪At December 31, 2021, we have a strong liquidity position including a cash balance of $932 million and $900 million of undrawn backup liquidity.
PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2021 Production	2020 Production	Q4 2021 Production	Q3 2021 Production	Q4 2020 Production
New Zealand [2]	2,200	1,348	1,672	405	268	439
USA (Geismar) [3]	2,200	1,989	2,040	605	478	556
Trinidad (Methanex interest) [4]	1,960	1,161	998	296	296	161
Chile	1,700	807	836	334	124	195
Egypt (50% interest)	630	581	578	144	155	145
Canada (Medicine Hat)	640	628	490	149	159	111
	9,330	6,514	6,614	1,933	1,480	1,607
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes.
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan.

METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 4

Key production and operational highlights during the fourth quarter and production outlook for 2022 include:

▪New Zealand produced 405,000 tonnes compared to 268,000 tonnes in the third quarter of 2021. In New Zealand, our production levels were higher in the fourth quarter of 2021 compared to the third quarter of 2021 as we operated both Motunui plants throughout the full period of the fourth quarter, following the completion in late August of the short term commercial arrangement with Genesis Energy to idle one plant and make natural gas available to support a tight New Zealand electricity market. Based on our outlook for natural gas in New Zealand, we estimate production for 2022 to be approximately 1.5 million tonnes.
▪Geismar produced a quarterly record 605,000 tonnes in the fourth quarter of 2021 compared to 478,000 tonnes in the third quarter of 2021. Geismar production is higher for the fourth quarter of 2021 compared to the third quarter of 2021 as we operated the plants at high rates throughout the fourth quarter. In the third quarter, production was impacted by a precautionary outage of approximately two weeks during Hurricane Ida. Geismar is now realizing the benefits of increased capacity for a full quarter following the completion of debottlenecking projects on both plants and recently completed planned turnarounds. With the completion of two Geismar debottlenecking projects, the annual operating capacity for the Geismar facilities has increased by 10%, to 2.2 million tonnes.
▪Trinidad produced 296,000 tonnes (Methanex interest) in the fourth quarter of 2021 compared to 296,000 tonnes in the third quarter of 2021. Production levels in Trinidad were comparable in the fourth quarter of 2021 and the third quarter of 2021 as we continued to run our Atlas plant at high operating rates. Titan remains idled indefinitely.
▪Chile produced 334,000 tonnes in the fourth quarter of 2021 compared to 124,000 tonnes in the third quarter of 2021. Production for the fourth quarter of 2021 is higher compared to the third quarter of 2021 as we restarted the Chile IV plant in early October when the Southern hemisphere winter months ended and seasonal demand for natural gas in the region decreased from its peak, allowing our gas suppliers to deliver higher volumes. We expect to have sufficient gas to operate both Chile plants through the Southern hemisphere summer months to the end of April 2022. We estimate production in 2022 to be approximately 1 million tonnes.
▪Egypt produced 288,000 tonnes (Methanex interest - 144,000 tonnes) in the fourth quarter of 2021 compared to 310,000 tonnes (Methanex interest - 155,000 tonnes) in the third quarter of 2021. Production levels in Egypt were lower in the fourth quarter compared to the third quarter of 2021 due to minor operating constraints.
▪Medicine Hat produced 149,000 tonnes in the fourth quarter of 2021 compared to 159,000 tonnes in the third quarter of 2021. Production for the fourth quarter of 2021 is slightly lower compared to the third quarter of 2021 due to weather related constraints in the fourth quarter.
CONFERENCE CALL
A conference call is scheduled for January 27, 2022 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 6947035#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until February 26, 2022 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 6095224#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 5

FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2021 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2021 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and Average realized price throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended December 31, 2021 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-
For further information, contact:

Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2021 FOURTH QUARTER NEWS RELEASE                                 PAGE 6

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2021
At January 25, 2022 the Company had 74,401,908 common shares issued and outstanding and stock options exercisable for 1,547,054 additional common shares.
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Mark-to-market impact of share-based compensation, net of tax	(16)	28	39	(22)	34
Adjusted net income (loss) [1]	$185	$99	$12	$460	$(123)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share [1]	$2.43	$1.29	$0.15	$6.03	$(1.62)
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, and Adjusted revenue throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $201 million in the fourth quarter of 2021 compared to net income of $71 million in the third quarter of 2021. The increase in net income is primarily due to the higher average realized price and higher sales of Methanex-produced methanol. Our average discount percentage, the percentage difference between the Methanex average non-discounted posted price and the Methanex average realized price, was wider in the fourth quarter of 2021 than we have historically seen. Our Asia Pacific non-discounted posted price encompasses the whole Asia Pacific region, including China where there are different market fundamentals. This wider global discount percentage was mainly due to a sustained higher price in the Asia Pacific market ex-China compared to the China market. Starting in 2022, we have introduced a separate posted methanol price for China to better reflect the different market fundamentals in China compared to the other countries in the region.
▪We recorded Adjusted EBITDA of $340 million for the fourth quarter of 2021 compared to $264 million for the third quarter of 2021. We recorded Adjusted net income of $185 million for the fourth quarter of 2021 compared to Adjusted net income of $99 million for the third quarter of 2021. Adjusted EBITDA and Adjusted net income for the fourth quarter of 2021 are higher than the third quarter of 2021 primarily due to the increase in our average realized methanol price to $445 per tonne from $390 per tonne and a higher proportion of Methanex-produced methanol sales.

▪We sold 2,804,000 tonnes in the fourth quarter of 2021 compared to 2,757,000 tonnes for the third quarter of 2021. Sales of Methanex-produced methanol were 1,672,000 tonnes in the fourth quarter of 2021 compared to 1,435,000 tonnes in the third quarter of 2021. (refer to Supply/Demand Fundamentals section on page 12 of the MD&A for more information)
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪In the fourth quarter of 2021 we produced 1,933,000 tonnes compared to 1,480,000 tonnes for the third quarter of 2021. Production is higher for the fourth quarter of 2021 primarily due to the restart of our Chile IV facility, and higher operating rates in New Zealand and Geismar. The impact of higher production on sales of Methanex-produced methanol will carryforward to the first quarter, as it generally takes between 30 to 60 days for produced methanol to make its way through the supply chain to customers. Refer to the Production Summary section on page 4 of the MD&A.
▪Construction on our highly advantaged Geismar 3 project is progressing to plan and is well-positioned to be completed on-time and on-budget by the end of 2023 or early 2024. All major equipment is now on site which reduces the risk of supply chain issues or inflation. Our capital cost estimate for the project is $1.25 to $1.35 billion and we have spent $508 million to the end of 2021. We expect approximately $750 to $850 million of remaining capital costs before capitalized interest.
▪On September 16, 2021 we commenced a normal course issuer bid to repurchase up to 3,810,464 common shares. To December 31, 2021, we repurchased 1,435,193 common shares under the bid for $63 million.
▪In the fourth quarter of 2021 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $9 million.
▪At December 31, 2021, we have a strong liquidity position including a cash balance of $932 million and $900 million of undrawn backup liquidity.

This Fourth Quarter 2021 Management’s Discussion and Analysis dated January 26, 2022 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2021 as well as the 2020 Annual Consolidated Financial Statements and MD&A included in the Methanex 2020 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2020 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,933	1,480	1,607	6,514	6,614
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,672	1,435	1,480	6,207	6,704
Purchased methanol	810	1,023	1,192	3,750	2,994
Commission sales	322	299	196	1,227	1,042
Total sales volume [1]	2,804	2,757	2,868	11,184	10,740

Methanex average non-discounted posted price ($ per tonne) [2]	579	476	334	492	297
Average realized price ($ per tonne) 3 4	445	390	282	393	247

Revenue	1,253	1,078	811	4,415	2,650
Adjusted revenue [4]	1,110	963	755	3,932	2,399
Net income (loss) (attributable to Methanex shareholders)	201	71	(27)	482	(157)
Adjusted net income (loss) [4]	185	99	12	460	(123)
Adjusted EBITDA [4]	340	264	136	1,108	346
Cash flows from operating activities	283	301	98	994	461

Basic net income (loss) per common share	2.66	0.93	(0.35)	6.34	(2.06)
Diluted net income (loss) per common share	2.51	0.93	(0.35)	6.13	(2.06)
Adjusted net income (loss) per common share [4]	2.43	1.29	0.15	6.03	(1.62)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	75	76	76	75	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted revenue, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 14 of the MD&A, available SEDAR at www.sedar.com, for a description of each non-GAAP measure.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2021 Production	2020 Production	Q4 2021 Production	Q3 2021 Production	Q4 2020 Production
New Zealand [2]	2,200	1,348	1,672	405	268	439
USA (Geismar) [3]	2,200	1,989	2,040	605	478	556
Trinidad (Methanex interest) [4]	1,960	1,161	998	296	296	161
Chile	1,700	807	836	334	124	195
Egypt (50% interest)	630	581	578	144	155	145
Canada (Medicine Hat)	640	628	490	149	159	111
	9,330	6,514	6,614	1,933	1,480	1,607
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability. (refer to the New Zealand section below).
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes. (refer to the United States section below).
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan. (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 405,000 tonnes of methanol in the fourth quarter of 2021 compared to 268,000 tonnes in the third quarter of 2021. In New Zealand, our production levels were higher in the fourth quarter of 2021 compared to the third quarter of 2021 as we operated both Motunui plants throughout the full period of the fourth quarter, following the completion in late August of the short term commercial arrangement with Genesis Energy to idle one plant and make natural gas available to support a tight New Zealand electricity market.

Based on our outlook for natural gas in New Zealand, we estimate production for 2022 to be approximately 1.5 million tonnes.
United States
The Geismar facilities produced a quarterly record 605,000 tonnes in the fourth quarter of 2021 compared to 478,000 tonnes in the third quarter of 2021. Geismar production is higher for the fourth quarter of 2021 compared to the third quarter of 2021 as we operated the plants at high rates throughout the fourth quarter. In the third quarter, production was impacted by a precautionary outage of approximately two weeks during Hurricane Ida. Geismar is now realizing the benefits of increased capacity for a full quarter following the completion of debottlenecking projects on both plants and recently completed planned turnarounds. With the completion of two Geismar debottlenecking projects, the annual operating capacity for the Geismar facilities has increased by 10%, to 2.2 million tonnes.
Trinidad
Trinidad produced 296,000 tonnes (Methanex interest) in both the fourth quarter of 2021 and the third quarter of 2021. Production levels in Trinidad were comparable in the fourth quarter of 2021 and the third quarter of 2021 as we continued to run our Atlas plant at high operating rates. Titan remains idled indefinitely.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Chile
Chile produced 334,000 tonnes in the fourth quarter of 2021 compared to 124,000 tonnes in the third quarter of 2021. Production for the fourth quarter of 2021 is higher compared to the third quarter of 2021 as we restarted the Chile IV plant in early October when the Southern hemisphere winter months ended and seasonal demand for natural gas in the region decreased from its peak, allowing our gas suppliers to deliver higher volumes. We expect to have sufficient gas to operate both Chile plants through the Southern hemisphere summer months to the end of April 2022. We estimate production in 2022 to be approximately 1 million tonnes.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and Argentina and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
Egypt produced 288,000 tonnes (Methanex interest - 144,000 tonnes) in the fourth quarter of 2021 compared to 310,000 tonnes (Methanex interest - 155,000 tonnes) in the third quarter of 2021. Production levels in Egypt were lower in the fourth quarter compared to the third quarter of 2021 due to minor operating constraints.
Canada
Medicine Hat produced 149,000 tonnes in the fourth quarter of 2021 compared to 159,000 tonnes in the third quarter of 2021. Production for the fourth quarter of 2021 is slightly lower compared to the third quarter of 2021 due to weather related constraints in the fourth quarter.

FINANCIAL RESULTS

For the fourth quarter of 2021, we reported net income attributable to Methanex shareholders of $201 million ($2.51 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the third quarter of 2021 of $71 million ($0.93 net income per common share on a diluted basis) and net loss attributable to Methanex shareholders for the fourth quarter of 2020 of $27 million ($0.35 net loss per common share on a diluted basis). For the year ended December 31, 2021, we reported net income attributable to Methanex shareholders of $482 million ($6.13 net income per common share on a diluted basis) compared to net loss for the same period in 2020 of $157 million ($2.06 net loss per common share on a diluted basis). Net income attributable to Methanex shareholders for the fourth quarter of 2021 and for the year ended December 31, 2021 is higher compared to the same period in 2020 primarily due to higher average realized price, partially offset by higher cash costs as our biggest feedstock, natural gas, is contracted at a majority of our production sites with links to methanol pricing which was higher in 2021.

For the fourth quarter of 2021, we recorded Adjusted EBITDA of $340 million and Adjusted net income of $185 million ($2.43 Adjusted net income per common share). This compares with Adjusted EBITDA of $264 million and Adjusted net income of $99 million ($1.29 Adjusted net income per common share) for the third quarter of 2021 and Adjusted EBITDA of $136 million and Adjusted net income of $12 million ($0.15 Adjusted net income per common share) for the fourth quarter of 2020. For the year ended December 31, 2021, we recorded Adjusted EBITDA of $1,108 million and Adjusted net income of $460 million ($6.03 Adjusted net income per common share) compared to Adjusted EBITDA of $346 million and Adjusted net loss of $123 million ($1.62 Adjusted net loss per common share) for the same period in 2020.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Consolidated statements of income (loss):
Revenue	$1,253	$1,078	$811	$4,415	$2,650
Cost of sales and operating expenses	(919)	(858)	(715)	(3,340)	(2,355)
Egypt insurance recovery	—	—	—	—	10
Mark-to-market impact of share-based compensation	(19)	33	45	(23)	39
Adjusted EBITDA (attributable to associate)	60	40	15	181	72
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(35)	(29)	(20)	(125)	(70)
Adjusted EBITDA attributable to Methanex shareholders	340	264	136	1,108	346

Mark-to-market impact of share-based compensation	19	(33)	(45)	23	(39)
Depreciation and amortization	(87)	(91)	(87)	(363)	(357)
Finance costs	(34)	(37)	(41)	(144)	(165)
Finance income and other expenses	(4)	2	(3)	1	—
Income tax (expense) recovery	(22)	(28)	10	(110)	62
Earnings of associate adjustment [1]	(26)	(19)	(8)	(84)	(42)
Non-controlling interests adjustment [1]	15	13	11	51	38
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Net income (loss)	$221	$87	$(18)	$556	$(125)
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2021 compared with Q3 2021	Q4 2021 compared with Q4 2020	2021 compared with 2020
Average realized price	$138	$405	$1,461
Sales volume	3	(13)	13
Total cash costs	(65)	(188)	(712)
Increase in Adjusted EBITDA	$76	$204	$762
Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Methanex average non-discounted posted price	579	476	334	492	297
Methanex average realized price	445	390	282	393	247

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Methanex’s average realized price for the fourth quarter of 2021 was $445 per tonne compared to $390 per tonne in the third quarter of 2021 and $282 per tonne in the fourth quarter of 2020, resulting in an increase of $138 million and an increase of $405 million in Adjusted EBITDA, respectively. For the year ended December 31, 2021, our average realized price was $393 per tonne compared to $247 per tonne for the same period in 2020, increasing Adjusted EBITDA by $1.5 billion.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2021 was 24,000 tonnes higher than the third quarter of 2021 and 190,000 tonnes lower than the fourth quarter of 2020. The increase in sales volume in the fourth quarter of 2021 compared to the third quarter of 2021 increased Adjusted EBITDA by $3 million. The decrease in sales volume for the fourth quarter of 2021 compared to the same period in 2020 decreased Adjusted EBITDA by $13 million. For the year ended December 31, 2021 compared to the same period in 2020, methanol sales volume excluding commission sales volume was 259,000 tonnes higher, increasing Adjusted EBITDA by $13 million.

Total sales volume was comparable for the third and fourth quarters of 2021. Total sales volume in the fourth quarter of 2021 was lower compared to the fourth quarter of 2020, due to lower demand from methanol-to-olefins (“MTO”) producers as a result of planned maintenance activities and the continued impact from China's government-mandated industrial operating rate restrictions. Total sales volume for the year ended December 31, 2021 was higher compared to the same period in 2020, reflecting overall recovery in methanol demand following the low demand experienced in the first half of 2020 relating to the onset of the COVID-19 pandemic (refer to Supply/Demand Fundamentals section on page 12 of the MD&A for more information).
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2021 compared with Q3 2021	Q4 2021 compared with Q4 2020	2021 compared with 2020
Methanex-produced methanol costs	$(58)	$(99)	$(220)
Proportion of Methanex-produced methanol sales	38	29	(54)
Purchased methanol costs	(42)	(127)	(424)
Logistics costs	(5)	(5)	(11)
Egypt insurance recovery	—	—	(5)
Other, net	2	14	2
Decrease in Adjusted EBITDA due to changes in total cash costs	$(65)	$(188)	$(712)
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the fourth quarter of 2021 compared to the third quarter of 2021 and the fourth quarter of 2020, Methanex-produced methanol costs drove a decrease in Adjusted EBITDA of $58 million and $99 million, respectively. For the year ended December 31, 2021 compared to the same period in 2020, Methanex-produced methanol costs led to a decrease in Adjusted EBITDA of $220 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of higher realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2021 compared to the third quarter of 2021 and the fourth quarter of 2020, a higher proportion of Methanex-produced methanol increased Adjusted EBITDA by $38 million and $29 million, respectively. For the year ended December 31, 2021 compared to the same period in 2020, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $54 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the fourth quarter of 2021 compared to the third quarter of 2021 and the fourth quarter of 2020, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $42 million and $127 million, respectively. For the year ended December 31, 2021 compared to the same period in 2020, higher purchased methanol costs decreased Adjusted EBITDA by $424 million, a combination of higher purchased methanol price and the increase of 756,000 tonnes of purchased methanol sales volume.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs in the fourth quarter of 2021 increased compared with the third quarter of 2021 and the fourth quarter of 2020 by $5 million for both comparative periods due to higher bunker fuel costs. For the year ended December 31, 2021 compared to the same period in 2020, logistics costs increased by $11 million, primarily due to the mix of production and higher bunker fuel costs.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the fourth quarter of 2021 compared to the third quarter of 2021 and for the year ended December 31, 2021 compared to the same period in 2020, other costs were comparable. For the fourth quarter of 2021 compared to the fourth quarter of 2020, other costs were lower by $14 million, as fewer plant outages and higher production in the fourth quarter of 2021 resulted in lower unabsorbed costs.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Methanex Corporation share price [1]	$39.55	$46.04	$46.08	$39.55	$46.08
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	3	2	2	22	16
Mark-to-market impact due to change in share price [2]	(19)	33	45	(23)	39
Total share-based compensation expense (recovery), before tax	$(16)	$35	$47	$(1)	$55
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $87 million for the fourth quarter of 2021 compared to $91 million for the third quarter of 2021 and $87 million for the fourth quarter of 2020. Depreciation and amortization for the year ended December 31, 2021 was $363 million compared to $357 million for the same period in 2020. Depreciation and amortization for the fourth quarter of 2021 compared to the third quarter of 2021 was lower due to higher unabsorbed depreciation incurred in the third quarter as a result of plant outages, partially offset by higher Methanex produced methanol sales. Depreciation and amortization for the fourth quarter of 2021 is comparable to the fourth quarter of 2020. For the year ended December 31, 2021 compared to the same period in 2020, depreciation and amortization is marginally higher.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Finance costs before capitalized interest	$40	$42	$45	$165	$168
Make-whole interest (early redemption of 2022 bonds)	—	—	—	—	15
Less capitalized interest	(6)	(5)	(4)	(21)	(18)
Finance costs	$34	$37	$41	$144	$165
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are lower for the fourth quarter of 2021 compared to the third quarter of 2021 as a result of the repayment of the limited recourse debt for Egypt in the third quarter. Finance costs are lower for the three months and year ended December 31 2021 compared to the same period in 2020 as a result of the one-time make-whole interest payment incurred when we early redeemed our 2022 bonds in the third quarter of 2020. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 13 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Finance income and other expenses	$(4)	$2	$(3)	$1	$—
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances, along with individually immaterial other expenses.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Income Taxes

A summary of our income taxes for the fourth quarter of 2021 compared to the third quarter of 2021 and the year ended December 31, 2021 compared to the same period in 2020 is as follows:

	Three Months Ended December 31, 2021		Three Months Ended September 30, 2021
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted
Net income before income tax	$243	$216	$115	$140
Income tax expense	(22)	(31)	(28)	(41)
Net income after income tax	$221	$185	$87	$99
Effective tax rate	9%	14%	24%	29%

	Year Ended December 31, 2021		Year Ended December 31, 2020
($ millions, except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted
Net income (loss) before income tax	$666	$606	$(187)	$(169)
Income tax recovery (expense)	(110)	(146)	62	46
Net income (loss) after income tax	$556	$460	$(125)	$(123)
Effective tax rate	17%	24%	33%	27%
1     Adjusted net income (loss) before income tax reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the mark-to-market impact of share-based-compensation expense or recovery. The most directly comparable measure in the financial statements is net income (loss) before tax.
2     Adjusted income tax recovery (expense) reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based-compensation expense or recovery, calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax recovery (expense).
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income (loss) before tax.
4     Adjusted net income (loss) before income tax, Adjusted income tax (expense) recovery are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

We earn the majority of our income in Chile, Egypt, Trinidad, New Zealand, Canada, and the United States. The statutory tax rate applicable to Methanex in Chile decreased in the quarter from 44.5% to 35% resulting from a reduction in the applicable tax rate applied retrospectively. The statutory tax rate applicable to Methanex in Egypt is 30%. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 24.5% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 14% for the fourth quarter of 2021 and 29% for the third quarter of 2021. The effective tax rate based on Adjusted net income was an expense of 24% for the year ended December 31, 2021 compared to a tax recovery of 27% on an Adjusted net loss for the same period in 2020. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. In the fourth quarter of 2021 the effective tax rate is lower primarily due to the lower tax rate applicable in Chile applied retrospectively to undistributed earnings and other net changes in our tax provision associated with the resolution of certain outstanding audits, tax disputes and other matters.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

The following table shows a reconciliation of Net income (loss) to Adjusted net income (loss) before tax, and of Income tax recovery (expense) to Adjusted income tax recovery (expense):

	Three Months Ended		Years Ended
($ millions except per share amounts and where noted)	Dec 31 2021	Sep 30 2021	Dec 31 2021	Dec 31 2020
Net income (loss)	$221	$87	$556	$(125)
Adjusted for:
Income tax (recovery) expense	22	28	110	(62)
Earnings from associate	(35)	(21)	(98)	(30)
Share of earnings of associate's income before tax	52	34	151	44
Net income before tax of non-controlling interests	(25)	(21)	(90)	(35)
Mark-to-market impact of share-based compensation	(19)	33	(23)	39
Adjusted net income (loss) before tax	$216	$140	$606	$(169)

Income tax recovery (expense)	$(22)	$(28)	$(110)	$62
Adjusted for:
Inclusion of tax expense of associate	(18)	(12)	(53)	(15)
Removal of tax expense of non-controlling interest	6	3	16	4
Tax on mark-to-market impact of share-based compensation	3	(4)	1	(5)
Adjusted tax recovery (expense)	$(31)	$(41)	$(146)	$46
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

SUPPLY/DEMAND FUNDAMENTALS
Demand
In 2021, global methanol demand continued to recover from impacts related to the COVID-19 pandemic. We estimate that global methanol demand grew by 5% in 2021 to approximately 86 million tonnes. This increase was driven by a strong recovery in demand for traditional chemical applications from increased manufacturing activity. Energy related demand was also strong but was slightly offset by lower demand from methanol-to-olefins ("MTO").

In the fourth quarter of 2021, global methanol demand decreased by approximately 2% compared to the third quarter. Demand from traditional chemical applications was strong due to increased manufacturing activity. Demand from MTO producers was lower in the fourth quarter due to planned maintenance activities and the continued impact from China's government-mandated industrial operating rate ("dual-control policy") restrictions. Demand from other energy-related applications was steady.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
The methanol industry continued to run at lower operating rates in 2021 due to various planned and unplanned outages. The run-up in energy prices in 2021 impacted feedstock cost and availability, which made it difficult for supply to increase back to pre-COVID levels. In the fourth quarter, there were several plant outages, particularly in Iran and in China where there was a diversion of natural gas and coal to meet seasonal power demand.

We expect most large-scale capacity additions to be in North America, the Middle East (Iran) and China over the next few years. In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with commercial operations targeted for the end of 2023 or early 2024. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. In Iran, we continue to monitor projects at various construction stages including the Sabalan plant which is the only project nearing completion. In China, we anticipate some capacity additions over the near-to-medium term and the closure of some small-scale, inefficient and older plants. We expect that new capacity built in China will be consumed in that country.
Methanol Price
Methanol prices fluctuated during the fourth quarter. Prices increased early in the quarter due to tight supply and rising energy prices before moderating later in the quarter. Overall, we increased our average realized price in the fourth quarter of 2021 to $445 per tonne, an increase of $55 per tonne, compared to $390 per tonne in the third quarter of 2021.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2022	Jan 2022	Dec 2021	Nov 2021	Oct 2021
North America	619	619	642	692	609
Europe [2]	590	590	575	575	575
Asia Pacific	480	500	520	600	510
China	430	430	n/a [3]	n/a [3]	n/a [3]
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €505 for Q1 2022 (Q4 2021 – €490) converted to United States dollars.
3    Began posting a China specific price in 2022; prior to 2022 the Asia Pacific price applied to both markets.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At December 31, 2021, our cash balance was $932 million, including $83 million of cash related to our Egypt entity consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

A summary of our sources and uses of cash for the three months and year ended December 31, 2021, compared to the same periods in 2020, is as follows:

	Three Months Ended			Year Ended
($ millions, except as otherwise noted)	Dec 31 2021	Dec 31 2020	Variance	Dec 31 2021	Dec 31 2020	Variance
Cash provided by operating activities	$283	$98	$185	$994	$461	$533
Cash (used in) provided by financing activities	(219)	(372)	153	(643)	234	(877)
Cash used in investing activities	(64)	(72)	8	(253)	(278)	25
Increase in cash and cash equivalents	$—	$(346)	$346	$98	$417	$(319)

Cash flows from operating activities in the fourth quarter of 2021 were $283 million compared to $98 million for the fourth quarter of 2020. Cash flows from operating activities were higher in the fourth quarter of 2021 compared to the fourth quarter of 2020 primarily as a result of higher earnings. Cash flows from operating activities in the year ended December 31, 2021 were $994 million compared to $461 million for the same period in 2020, and were higher primarily as a result of higher methanol pricing and higher earnings.

Cash used in financing activities in the fourth quarter of 2021 was $219 million, which, in addition to regular lease and interest payments, included distributions to our non-controlling interest and shares repurchased under our normal course issuer bid. Cash used in financing activities in the fourth quarter of 2020 was $372 million, primarily relating to the repayment of $250 million of unsecured notes in the fourth quarter of 2020, as well as regular lease and interest payments. Cash used in financing activities for the year ended December 31, 2021 was $643 million, which includes the repayment of the construction facility drawn in 2020, distributions to our non-controlling interest, dividends to and repurchase of shares from Methanex shareholders, as well as lease and interest payments. Cash provided by financing activities for the year ended December 31, 2020 was $234 million, primarily due to the issuance of our $700 million senior unsecured notes in 2020, offset by the repayment of our $250 million of unsecured notes, lease and interest payments, and further offset by dividend payments to Methanex shareholders in 2020.

During the fourth quarter of 2021 we paid a quarterly dividend of $0.125 per common share for a total of $9 million.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant currently under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages. We have capitalized $508 million on the project, before capitalized interest and finance charges. We estimate that there are $750 to $850 million of remaining capital expenditure over 2022-2023. The expected total cost for the project is $1.25 billion - $1.35 billion. All major equipment is now on site which reduces the risk of supply chain issues or inflation. Commercial operations are targeted at the end of 2023 or early 2024.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $130 million for 2022. This reflects higher levels of spend compared to 2021, when our planned operational capital expenditures were limited in certain locations for periods of time by COVID-19 restrictions.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

Strategic Partnership

In July 2021, we reached key commercial terms for a strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. Methanex will retain the remaining 60% majority interest in Waterfront Shipping and continue to operate it as a key element within our globally integrated supply chain. Subsequent to the end of the period, we received all regulatory approvals and expect to receive the sale proceeds in the first quarter of 2022.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue, Average realized price, Adjusted net income (loss) before income tax, Adjusted income tax expense/recovery, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility and our 50% economic interest in the Egypt Facility, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.
These measures should be considered in addition to, and not as a substitute for, net income (loss) and revenue reported in accordance with IFRS.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Mark-to-market impact of share-based compensation	(19)	33	45	(23)	39
Depreciation and amortization	87	91	87	363	357
Finance costs	34	37	41	144	165
Finance income and other expenses	4	(2)	3	(1)	—
Income tax expense (recovery)	22	28	(10)	110	(62)
Earnings of associate adjustment [1]	26	19	8	84	42
Non-controlling interests adjustment [1]	(15)	(13)	(11)	(51)	(38)
Adjusted EBITDA attributable to Methanex shareholders	$340	$264	$136	$1,108	$346

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss) attributable to Methanex shareholders	$201	$71	$(27)	$482	$(157)
Mark-to-market impact of share-based compensation, net of tax	(16)	28	39	(22)	34
Adjusted net income (loss)	$185	$99	$12	$460	$(123)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$2.43	$1.29	$0.15	$6.03	$(1.62)

Management uses these measures to analyze net income (loss) and net income (loss) per common share after adjusting for our economic interest in the Atlas and Egypt facilities, for reasons as described above. The exclusion of the mark-to-market portion of the impact of shared based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Revenue	$1,253	$1,078	$811	$4,415	$2,650
Non-Methanex share of Atlas revenue [1]	(78)	(61)	(20)	(255)	(115)
Non-controlling interests' share of revenue [1]	(65)	(54)	(36)	(228)	(136)
Adjusted revenue attributable to Methanex shareholders	$1,110	$963	$755	$3,932	$2,399
1    Excludes intercompany transactions with the Company.

Management uses Adjusted revenue to determine revenue attributable to Methanex's share of operations as it is a better measure of our underlying performance as we fully run the operations on our partners' behalf, despite having a less than full share of the economic interest.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021
Revenue	$1,253	$1,078	$1,068	$1,016
Net income attributable to Methanex shareholders	201	71	107	105
Basic net income per common share	2.66	0.93	1.40	1.37
Diluted net income per common share	2.51	0.93	1.31	1.19
Adjusted EBITDA	340	264	262	242
Adjusted net income	185	99	95	82
Adjusted net income per common share	2.43	1.29	1.24	1.07

	Three Months Ended
($ millions except per share amounts)	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020
Revenue	$811	$581	$512	$745
Net income (loss) attributable to Methanex shareholders	(27)	(88)	(65)	23
Basic net income (loss) per common share	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss) per common share	(0.35)	(1.15)	(0.85)	0.21
Adjusted EBITDA	136	40	32	138
Adjusted net income (loss)	12	(79)	(64)	8
Adjusted net income (loss) per common share	0.15	(1.03)	(0.84)	0.10

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Quarterly History (unaudited)

	2021	Q4	Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,207	1,672	1,435	1,582	1,518	6,704	1,480	1,531	1,717	1,976
Purchased methanol	3,750	810	1,023	903	1,014	2,994	1,192	836	418	548
Commission sales [1]	1,227	322	299	345	261	1,042	196	311	271	264
	11,184	2,804	2,757	2,830	2,793	10,740	2,868	2,678	2,406	2,788
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,348	405	268	306	369	1,672	439	340	450	443
USA (Geismar)	1,989	605	478	484	422	2,040	556	513	441	530
Trinidad (Methanex interest)	1,161	296	296	294	275	998	161	167	241	429
Egypt (50% interest)	581	144	155	134	148	578	145	153	147	133
Canada (Medicine Hat)	628	149	159	159	161	490	111	81	145	153
Chile	807	334	124	128	221	836	195	118	204	319
	6,514	1,933	1,480	1,505	1,596	6,614	1,607	1,372	1,628	2,007
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	393	445	390	376	363	247	282	217	211	267
($/gallon)	1.18	1.34	1.17	1.13	1.09	0.74	0.85	0.65	0.63	0.80

ADJUSTED EBITDA	1,108	340	264	262	242	346	136	40	32	138

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	6.34	2.66	0.93	1.40	1.37	(2.06)	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss)	6.13	2.51	0.93	1.31	1.19	(2.06)	(0.35)	(1.15)	(0.85)	0.21
Adjusted net income (loss)	6.03	2.43	1.29	1.24	1.07	(1.62)	0.15	(1.03)	(0.84)	0.10

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures section on page 14 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2021 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2021 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•the timing of the closing of the sale of a minority interest in our Waterfront Shipping subsidiary,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and expected distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 Project,
•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,
•the signing of definitive agreements and the receipt of regulatory and other customary approvals in respect of the sale of a minority interest in our Waterfront Shipping subsidiary,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and this Fourth Quarter 2021 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2021 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020

Revenue	$1,252,683	$811,323	$4,414,559	$2,649,963
Cost of sales and operating expenses	(918,958)	(715,139)	(3,339,510)	(2,355,123)
Depreciation and amortization	(87,045)	(87,020)	(363,084)	(357,129)
Egypt insurance recovery (note 11)	—	—	—	9,839
Operating income (loss)	246,680	9,164	711,965	(52,450)
Earnings of associate (note 4)	34,627	6,165	97,743	29,577
Finance costs (note 5)	(34,062)	(41,133)	(144,406)	(164,837)
Finance income and other expenses	(4,362)	(2,536)	1,036	278
Income (loss) before income taxes	242,883	(28,340)	666,338	(187,432)
Income tax (expense) recovery:
Current	(36,067)	(7,217)	(115,767)	(25,196)
Deferred	14,115	17,608	5,340	87,301
	(21,952)	10,391	(110,427)	62,105
Net income (loss)	$220,931	$(17,949)	$555,911	$(125,327)
Attributable to:
Methanex Corporation shareholders	$200,586	$(26,820)	$482,358	$(156,678)
Non-controlling interests	20,345	8,871	73,553	31,351
	$220,931	$(17,949)	$555,911	$(125,327)

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$2.66	$(0.35)	$6.34	$(2.06)
Diluted net income (loss) per common share (note 7)	$2.51	$(0.35)	$6.13	$(2.06)

Weighted average number of common shares outstanding (note 7)	75,536,074	76,197,342	76,039,118	76,196,395
Diluted weighted average number of common shares outstanding (note 7)	75,877,216	76,197,342	76,243,777	76,196,395

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net income (loss)	$220,931	$(17,949)	$555,911	$(125,327)
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(513,246)	143,962	289,824	31,194
Forward element excluded from hedging relationships (note 10)	508,804	(163,048)	(101,401)	(35,775)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(2,124)	976	(1,064)	1,804
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans	7,499	(5,413)	7,499	(5,413)
Taxes on above items	2,162	5,473	(42,919)	(2,325)
	3,095	(18,050)	151,939	(10,515)
Comprehensive income (loss)	$224,026	$(35,999)	$707,850	$(135,842)
Attributable to:
Methanex Corporation shareholders	$203,681	$(44,870)	$634,297	$(167,193)
Non-controlling interests	20,345	8,871	73,553	31,351
	$224,026	$(35,999)	$707,850	$(135,842)

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2021	Dec 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$932,069	$833,841
Trade and other receivables	551,367	412,000
Inventories (note 2)	459,556	308,696
Prepaid expenses	35,963	33,746
Other assets	9,842	6,634
	1,988,797	1,594,917
Non-current assets:
Property, plant and equipment (note 3)	3,686,149	3,677,056
Investment in associate (note 4)	217,319	194,025
Deferred income tax assets	98,169	137,524
Other assets	99,186	92,529
	4,100,823	4,101,134
	$6,089,620	$5,696,051
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$835,951	$600,953
Current maturities on long-term debt (note 6)	11,775	39,771
Current maturities on lease obligations	98,301	97,516
Current maturities on other long-term liabilities	17,191	27,152
	963,218	765,392
Non-current liabilities:
Long-term debt (note 6)	2,146,417	2,323,601
Lease obligations	618,800	624,718
Other long-term liabilities	193,749	327,491
Deferred income tax liabilities	212,705	213,392
	3,171,671	3,489,202
Equity:
Capital stock	432,728	440,723
Contributed surplus	1,928	1,873
Retained earnings	1,251,640	843,606
Accumulated other comprehensive loss	(2,720)	(137,102)
Shareholders' equity	1,683,576	1,149,100
Non-controlling interests	271,155	292,357
Total equity	1,954,731	1,441,457
	$6,089,620	$5,696,051

See accompanying notes to condensed consolidated interim financial statements.

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CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(156,678)	—	(156,678)	31,351	(125,327)
Other comprehensive loss	—	—	—	(3,531)	(6,984)	(10,515)	—	(10,515)
Compensation expense recorded for stock options	—	—	137	—	—	137	—	137
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(36,004)	—	(36,004)	—	(36,004)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,455)	(36,455)
Equity contributions by non-controlling interest	—	—	—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges	—	—	—	—	20,271	20,271	—	20,271
Acquisition of non-controlling interest	—	—	—	—	—	—	(6,714)	(6,714)
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	482,358	—	482,358	73,553	555,911
Other comprehensive income	—	—	—	4,903	147,036	151,939	—	151,939
Compensation expense recorded for stock options	—	—	113	—	—	113	—	113
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Payment for shares repurchased	(1,435,193)	(8,305)	—	(54,593)	—	(62,898)	—	(62,898)
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,634)	—	(24,634)	—	(24,634)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(95,405)	(95,405)
Equity contributions by non-controlling interest	—	—	—	—	—	—	650	650
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(12,654)	(12,654)	—	(12,654)
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	$(2,720)	$1,683,576	$271,155	$1,954,731

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$220,931	$(17,949)	$555,911	$(125,327)
Deduct earnings of associate	(34,627)	(6,165)	(97,743)	(29,577)
Dividends received from associate	—	3,155	74,458	29,026
Add (deduct) non-cash items:
Depreciation and amortization	87,045	87,020	363,084	357,129
Income tax expense (recovery)	21,952	(10,391)	110,427	(62,105)
Share-based compensation expense	(15,514)	47,028	(1,160)	55,253
Finance costs	34,062	41,133	144,406	164,837
Other	(790)	14,010	(3,877)	13,151
Income taxes paid	(12,453)	(4,101)	(57,941)	(2,871)
Other cash payments, including share-based compensation	(1,710)	(455)	(10,530)	(3,357)
Cash flows from operating activities before undernoted	298,896	153,285	1,077,035	396,159
Changes in non-cash working capital (note 9)	(15,974)	(55,690)	(83,109)	64,923
	282,922	97,595	993,926	461,082

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(58,899)	—	(62,898)	—
Dividend payments to Methanex Corporation shareholders	(9,392)	(2,859)	(24,634)	(36,004)
Interest paid	(65,494)	(74,778)	(164,616)	(165,450)
Net proceeds on issue of long-term debt	—	—	—	865,415
Repayment on Geismar 3 construction facility	—	—	(173,000)	—
Repayment of long-term debt and financing fees (note 6)	(3,894)	(253,477)	(62,381)	(295,917)
Draw on revolving credit facility	—	—	—	300,000
Repayment of revolving credit facility	—	—	—	(300,000)
Repayment of lease obligations	(25,086)	(26,148)	(101,054)	(106,834)
Release of restricted cash relating to limited recourse debt facilities	(349)	(2,046)	28,926	(4,322)
Equity contributions by / acquisition of non-controlling interests	650	(4,704)	650	(1,214)
Distributions to non-controlling interests	(56,727)	(8,508)	(110,406)	(34,658)
Proceeds on issue of shares on exercise of stock options	—	204	252	204
Proceeds from other limited recourse debt	207	—	25,161	12,839
Changes in non-cash working capital related to financing activities (note 9)	(249)	—	1,350	—
	(219,233)	(372,316)	(642,650)	234,059

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(12,426)	(29,022)	(103,485)	(128,786)
Geismar plant under construction	(53,080)	(22,892)	(141,952)	(213,030)
Proceeds from sale of assets	—	—	—	9,828
Restricted cash for capital projects	—	(462)	—	1,772
Changes in non-cash working capital related to investing activities (note 9)	1,492	(19,259)	(7,611)	52,153
	(64,014)	(71,635)	(253,048)	(278,063)
Increase (decrease) in cash and cash equivalents	(325)	(346,356)	98,228	417,078
Cash and cash equivalents, beginning of period	932,394	1,180,197	833,841	416,763
Cash and cash equivalents, end of period	$932,069	$833,841	$932,069	$833,841
See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 26, 2022.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2021 is $839 million (2020 - $618 million) and $3,022 million (2020 - $2,189 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2021	$3,075,198	$610,951	$3,686,149
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at December 31, 2021	$4,916,879	$561,860	$240,525	$138,378	$5,857,642
Accumulated depreciation at December 31, 2021	2,639,655	—	37,271	105,518	2,782,444
Net book value at December 31, 2021	$2,277,224	$561,860	$203,254	$32,860	$3,075,198
Cost at December 31, 2020	$4,870,299	$386,905	$210,099	$155,882	$5,623,185
Accumulated depreciation at December 31, 2020	2,421,563	—	27,926	121,636	2,571,125
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $54 million of capitalized interest and finance charges.

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at December 31, 2021	$657,774	$258,743	$23,797	$40,903	$981,217
Accumulated depreciation at December 31, 2021	214,004	125,494	12,850	17,918	370,266
Net book value at December 31, 2021	$443,770	$133,249	$10,947	$22,985	$610,951
Cost at December 31, 2020	$582,072	$246,553	$23,761	$39,670	$892,056
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2021	Dec 31 2020
Cash and cash equivalents	$12,619	$40,815
Other current assets	190,594	65,434
Non-current assets	219,812	256,421
Current liabilities	(79,124)	(43,057)
Other long-term liabilities, including current maturities	(120,461)	(133,079)
Net assets at 100%	$223,440	$186,534
Net assets at 63.1%	$140,991	$117,703
Long-term receivable from Atlas	76,328	76,322
Investment in associate	$217,319	$194,025

	Three Months Ended		Years Ended
Statements of income	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Revenue	$188,188	$68,739	$620,236	$250,996
Cost of sales and depreciation and amortization	(103,223)	(53,777)	(371,205)	(170,714)
Operating income	84,965	14,962	249,031	80,282
Finance costs, finance income and other expenses	(2,161)	(2,490)	(10,071)	(10,297)
Income tax expense	(27,927)	(2,702)	(84,059)	(23,112)
Net earnings at 100%	$54,877	$9,770	$154,901	$46,873
Earnings of associate at 63.1%	$34,627	$6,165	$97,743	$29,577

Dividends received from associate	$—	$3,155	$74,458	$29,026

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2015 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Finance costs	$40,102	$45,049	$165,391	$182,841
Less capitalized interest related to Geismar plant under construction	(6,040)	(3,916)	(20,985)	(18,004)
	$34,062	$41,133	$144,406	$164,837

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Dec 31 2021	Dec 31 2020
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,408	$297,999
$700 million at 5.125% due October 15, 2027	692,516	691,434
$700 million at 5.25% due December 15, 2029	694,770	694,282
$300 million at 5.65% due December 1, 2044	295,505	295,410
	1,981,199	1,979,125
Geismar 3 construction facility at LIBOR+2.25%	—	176,335
Other limited recourse debt facilities
5.58% due through June 30, 2031	65,745	69,734
5.35% due through September 30, 2033	73,836	78,391
5.08% due through September 15, 2036	37,412	12,839
Egypt limited recourse debt facilities	—	46,948
Total long-term debt [1]	2,158,192	2,363,372
Less current maturities [1]	(11,775)	(39,771)
	$2,146,417	$2,323,601
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

The Company has access to a $300 million committed revolving credit facility, along with a $600 million non-revolving construction facility for the Geismar 3 project. Both are with a syndicate of highly rated financial institutions. The facilities were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at December 31, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

7.    Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months and year ended December 31, 2021, and an adjustment was required for the numerator. The cash-settled method was more dilutive for the three months and year ended December 31, 2020, and no adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the three months and year ended December 31, 2021, TSARs were dilutive, resulting in an adjustment to the denominator. For the three months and year ended December 31, 2020, TSARs were not dilutive, resulting in no adjustment to the denominator.

Stock options are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option. For the three months and year ended December 31, 2021 stock options were dilutive, resulting in an adjustment to the denominator. For the three months and year ended December 31, 2020, stock options were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Numerator for basic net income (loss) per common share	$200,586	$(26,820)	$482,358	$(156,678)
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income (loss)	(9,658)	—	(9,168)	—
Equity-settled expense	(437)	—	(5,742)	—
Numerator for diluted net income (loss) per common share	$190,491	$(26,820)	$467,448	$(156,678)

A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Denominator for basic net income (loss) per common share	75,536,074	76,197,342	76,039,118	76,196,395
Effect of dilutive stock options	13,146	—	7,028	—
Effect of dilutive TSARs	327,996	—	197,631	—
Denominator for diluted net income (loss) per common share	75,877,216	76,197,342	76,243,777	76,196,395

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at December 31, 2021 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(19,483)	33.77	(13,834)	33.44
Cancelled	(23,200)	52.31	(19,160)	50.53
Expired	(148,755)	72.01	(226,430)	73.13
Outstanding at September 30, 2021	688,824	$45.72	2,419,326	$41.94
Exercised	(10,668)	34.59	(36,789)	34.06
Cancelled	(1,900)	52.76	(2,300)	54.65
Expired	(10,000)	57.55	—	—
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at September 30, 2021	145,621	$45.25
Granted, exercised, cancelled, or expired	—	—
Outstanding at December 31, 2021	145,621	$45.25

	Units Outstanding at December 31, 2021			Units Exercisable at December 31, 2021
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	2.80	228,520	$32.42	164,410	$33.65
$38.24 to $50.17	3.19	154,606	47.25	115,116	50.15
$54.65 to $78.59	1.69	283,130	55.58	274,376	55.52
	2.42	666,256	$45.70	553,902	$47.91
TSARs:
$29.27 to $35.51	4.14	1,014,664	$30.64	507,288	$32.00
$38.24 to $50.17	4.35	643,244	44.02	297,710	49.94
$54.65 to $78.59	2.96	722,329	56.33	631,379	56.15
	3.84	2,380,237	$42.05	1,436,377	$46.33
Stock options:
$29.27 to $35.51	2.27	56,007	$33.12	45,713	$33.99
$38.24 to $50.17	3.06	30,914	47.64	24,034	50.17
$54.65 to $78.59	1.68	58,700	55.57	56,230	55.48
	2.20	145,621	$45.25	125,977	$46.67

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2021 was $27.8 million compared to the recorded liability of $26.1 million. The difference between the fair value and the recorded liability is $1.7 million and will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at December 31, 2021 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2021, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $11.5 million (2020 - an expense of $29.7 million) and a recovery of $13.5 million (2020 - an expense of $33.1 million), respectively. This included a recovery of $12.3 million (2020 - an expense of $28.9 million) and a recovery of $20.5 million (2020 - an expense of $27.2 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2021.

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units outstanding at December 31, 2021 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	21,955	132,360	—	258,970
Performance factor impact on redemption [1]	—	—	(110,354)	—
Granted in-lieu of dividends	658	1,708	—	3,426
Redeemed	(13,987)	—	(36,447)	—
Cancelled	—	(23,293)	—	(17,997)
Outstanding at September 30, 2021	131,573	339,647	—	687,569
Granted	1,429	—	—	—
Granted in-lieu of dividends	416	1,021	—	2,119
Redeemed	—	(6,103)	—	—
Cancelled	—	(2,180)	—	—
Outstanding at December 31, 2021	133,418	332,385	—	689,688
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. All units relate to performance share units redeemed in the quarter ended March 31, 2021.
Performance share units granted in 2019 and subsequently reflect changes to the long-term incentive plan. The performance share units granted under this plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2021 was $52.7 million compared to the recorded liability of $42.4 million. The difference between the fair value and the recorded liability of $10.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

For the three months and year ended December 31, 2021, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $4.1 million (2020 - an expense of $17.3 million) and an expense of $12.2 million (2020 - an expense of $22.0 million), respectively. This included a recovery of $6.3 million (2020 - an expense of $15.7 million) and a recovery of $2.3 million (2020 - an expense of $11.4 million), respectively related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2021.
9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended ended December 31, 2021 and 2020 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Changes in non-cash working capital:
Trade and other receivables	$(44,081)	$(103,972)	$(139,367)	$76,721
Inventories	(72,948)	(31,377)	(150,860)	(27,644)
Prepaid expenses	(1,300)	(2,296)	(2,217)	4,059
Trade, other payables and accrued liabilities	95,386	47,800	234,998	107,199
	(22,943)	(89,845)	(57,446)	160,335
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	8,212	14,896	(31,924)	(43,259)
Changes in non-cash working capital having a cash effect	$(14,731)	$(74,949)	$(89,370)	$117,076

These changes relate to the following activities:
Operating	$(15,974)	$(55,690)	$(83,109)	$64,923
Financing	(249)	—	1,350	—
Investing	1,492	(19,259)	(7,611)	52,153
Changes in non-cash working capital	$(14,731)	$(74,949)	$(89,370)	$117,076

10.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Dec 31 2021	Dec 31 2020
Maturities	2022-2032	2021-2032
Notional quantity [1]	322,880	306,820
Notional quantity per day [1]	50 - 130	50 - 90
Notional amount	$1,053,917	$1,005,550
Net fair value	$(3,986)	$(177,426)
1    In thousands of Metric Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Dec 31 2021	Dec 31 2020
Other current assets	$5,905	$410
Other non-current assets	50,208	2,961
Other current liabilities	(3,961)	(14,758)
Other long-term liabilities	(56,138)	(166,039)
Net fair value	$(3,986)	$(177,426)

For the three months ended December 31, 2021, the Company reclassified a $12.9 million gain for natural gas hedge settlements from accumulated other comprehensive income. For the year ended December 31, 2021, the Company reclassified a $12.7 million gain for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity for all periods presented for comparative purposes.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2021, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 25.8 million euros (December 31, 2020 - 12.2 million euros). The euro contracts had a positive fair value of $0.7 million included in other current assets (December 31, 2020 - negative fair value of $0.6 million included in other current liabilities).

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows (inflows) by term to maturity - undiscounted
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(1,942)	4,846	9,610	(4,722)	$7,792
Euro forward exchange contracts	(690)	—	—	—	$(690)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2021
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,177,499	$2,300,022

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt insurance recovery:

The Company experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the year ended December 31, 2020.

METHANEX CORPORATION 2021 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 26, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary